FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number         0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(U.S. dollars in millions, except earnings (loss) per share)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Net sales	$2,386	$2,172	$4,466	$3,845
Cost of sales	1,143	1,001	2,186	1,950

Gross profit	1,243	1,171	2,280	1,895
Research and development expenses	137	120	272	223
Selling, general and administrative expenses	469	375	925	691
Acquisition of research and development in process	—	—	—	1,248
Impairment and restructuring expenses	—	28	—	31

Operating income (loss)	637	648	1,083	(298)
Financial expenses - net	8	57	36	71

Income (loss) before income taxes	629	591	1,047	(369)
Provision for income taxes	113	96	188	144

	516	495	859	(513)
Share in losses of associated companies - net	—	5	—	5
Minority interests in profits of subsidiaries - net	1	1	2	2

Net income (loss)	$515	$489	$857	$(520)

Earnings (loss) per share:
Basic	$0.67	$0.64	$1.12	$(0.70)

Diluted	$0.63	$0.59	$1.05	$(0.70)

Weighted average number of shares (in millions):
Basic	766	765	765	743

Diluted	828	834	827	743

The accompanying notes are an integral part of the condensed consolidated financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

	June 30, 2007	December 31, 2006

	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	$1,618	$1,332
Short-term investments	1,046	712
Accounts receivable - trade	3,051	2,922
Inventories	2,147	1,879
Prepaid expenses and other current assets	810	795

Total current assets	8,672	7,640
Investments and other non-current assets	731	613
Property, plant and equipment, net	2,341	2,193
Intangible assets, net	1,901	1,987
Goodwill	8,101	8,038

Total assets	$21,746	$20,471

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term credit	$1,524	$742
Accounts payable and accruals	3,213	3,329

Total current liabilities	4,737	4,071
Long-term liabilities:
Deferred and other income tax liabilities	774	486
Employee related obligations	159	152
Senior notes, loans and other liabilities	2,098	2,127
Convertible senior debentures	1,883	2,458

Total long-term liabilities	4,914	5,223

Total liabilities	9,651	9,294

Minority interests	37	35

Shareholders’ equity:
Ordinary shares of NIS 0.10 par value; June 30, 2007 and December 31, 2006: authorized -1,500.0 million shares; issued and outstanding - 802 million shares and 793 million shares, respectively	46	46
Additional paid-in capital	8,074	7,877
Retained earnings	4,099	3,398
Accumulated other comprehensive income	821	651
Treasury shares - June 30, 2007 and December 31, 2006 - 40 million ordinary shares and 35 million ordinary shares, respectively	(982)	(830)

Total shareholders’ equity	12,058	11,142

Total liabilities and shareholders’ equity	$21,746	$20,471

The accompanying notes are an integral part of the condensed consolidated financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Cash flows from operating activities:
Net income (loss)	$515	$489	$857	$(520)
Adjustments to reconcile net income (loss) to net cash provided from operations:
Depreciation and amortization	130	108	267	195
Deferred income taxes - net	(27)	(66)	(8)	(114)
Acquisition of research and development in process	—	—	—	1,248
Stock-based compensation	17	12	35	26
Increase in accounts receivable	(365)	(687)	(107)	(587)
Increase in inventories	(39)	(69)	(234)	(60)
Increase in accounts payable and accruals	204	381	113	263
Other items - net	2	44	13	50

Net cash provided by operating activities	437	212	936	501

Cash flows from investing activities:
Purchase of property, plant and equipment	(110)	(91)	(266)	(163)
Acquisition of subsidiaries, net of cash acquired	—	(24)	—	(3,581)
Proceeds from realization of long-term investments	33	10	80	11
Purchase of long-term investments and other assets	(129)	(150)	(299)	(258)
Net decrease (increase) in short-term investments	201	(76)	(188)	481
Other items - net	3	(1)	(26)	(7)

Net cash used in investing activities	(2)	(332)	(699)	(3,517)

Cash flows from financing activities:
Proceeds from exercise of options by employees	88	76	124	123
Purchase of treasury shares	—	—	(152)	—
Proceeds from issuance of convertible senior debentures	—	—	—	1,375
Excess tax benefit on options exercised	28	19	41	38
Proceeds from long-term loans and other long-term liabilities received	34	—	35	1,490
Net increase (decrease) in short-term credit	(78)	(13)	142	(298)
Dividends paid	(75)	(57)	(147)	(111)
Other items - net	4	(7)	(6)	(14)

Net cash provided by financing activities	1	18	37	2,603

Translation differences on cash balances of certain subsidiaries	6	(3)	12	*

Net increase (decrease) in cash and cash equivalents	442	(105)	286	(413)
Balance of cash and cash equivalents at beginning of period	1,176	968	1,332	1,276

Balance of cash and cash equivalents at end of period	$1,618	$863	$1,618	$863

*	Represents an amount of less than $1 million.

Supplemental disclosure of non-cash investing and financing activities:

On January 26, 2006, the Company completed the acquisition of Ivax Corporation for a total consideration of $7.9 billion. An aggregate amount of $4.1 billion of Teva shares and stock options were issued as part of the consideration for the acquisition.

The accompanying notes are an integral part of the condensed consolidated financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 - Basis of Presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis, except for the accounting for uncertainty in income taxes (see Note 2 below), as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial position and results of operations of Teva Pharmaceutical Industries Limited (“Teva” or “Company”). These condensed consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006, as filed with the Securities and Exchange Commission on February 28, 2007. The results of operations for the three months and six months ended June 30, 2007 are not necessarily indicative of results that could be expected for the entire fiscal year.

NOTE 2 - Accounting for uncertainty in income taxes:

Effective January 1, 2007, the Company adopted FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FAS 109”, which was issued in July 2006. FIN 48 clarifies the accounting for uncertainty in income taxes, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company’s accounting policy, pursuant to the adoption of FIN 48, is to classify interest and penalties recognized in the financial statements relating to uncertain tax positions, under provision for income taxes.

The adoption resulted in a reclassification of certain tax liabilities from current to non-current and no material cumulative impact to retained earnings. The total amount of unrecognized tax benefits as at the date of adoption, inclusive of interest and penalties, of FIN 48 amounted to $286 million, of which $230 million would affect the effective tax rate if recognized. No significant increase or decrease in the unrecognized tax benefit is anticipated through December 31, 2007. As of the date of adoption, the tax years that remain subject to examination by tax authorities in the major jurisdictions where Teva operates, are mainly between years 2003 and 2006.

NOTE 3 - Earnings (loss) per share:

Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of ordinary shares (including special shares exchangeable into ordinary shares), outstanding during the period, net of treasury shares.

In computing diluted earnings per share for the three and six months ended June 30, 2007 and the three months ended June 30, 2006, basic earnings per share was adjusted to take into account the potential dilution that could occur upon: (1) the conversion of the convertible senior debentures and subordinated notes, using the if-converted method, by adding to net income interest expense on these debentures and subordinated notes, and amortization of issuance costs, net of tax benefits, and by adding to the number of shares the weighted average number of shares issuable upon the assumed conversion of these debentures and subordinated notes; and (2) the exercise of options and restricted stock units (“RSUs”) granted under employee stock compensation plans, using the treasury stock method.

During the six months ended June 30, 2006, due to the loss incurred, in computing diluted loss per share for that period, no account was taken of the potential dilution that could occur upon the conversion of the convertible senior debentures and subordinated notes, and the exercise of options and RSUs granted under employee stock options plans, since they had an antidilutive effect on the loss per share.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 4 - Inventories:

Inventories consisted of the following:

	June 30, 2007	December 31, 2006
	U.S. $ in millions
	Unaudited	Audited
Raw and packaging materials	$539	$477
Products in process	373	279
Finished products	1,195	1,097

	2,107	1,853
Materials in transit and payments on account	40	26

	$2,147	$1,879

NOTE 5 - Accounts payable and accruals:

Accounts payable and accruals include sales reserves and allowances which amounted to $1,641 million and $1,556 million as at June 30, 2007 and December 31, 2006, respectively.

Accounts payable and accruals also include restructuring provisions consequent to the acquisition of Ivax, mainly related to severance pay, termination of agreements and tax related provisions. These amounted to $159 million, of which $86 million has been paid through June 30, 2007.

NOTE 6 - Revenue recognition:

Revenue is recognized when title and risk and rewards for the products are transferred to the customer, with provisions for estimated chargebacks, returns, customer volume rebates, discounts and shelf stock adjustments established concurrently with the recognition of revenue and deducted from sales.

Provisions for chargebacks, returns, rebates and other promotional items are included in “Accounts payable and accruals” under current liabilities. Prompt payment discounts are netted against “Accounts receivable—trade.”

The calculation is based on historical experience and the specific terms in the individual agreements. Chargebacks are the largest component of sales reserves. Provisions for estimating chargebacks are determined using historical chargeback experience, or expected chargeback levels and wholesaler sales information for new products, which are compared to externally obtained distribution channel reports for reasonableness. Shelf-stock adjustments are granted to customers based on the existing inventory of a customer following decreases in the invoice or contract price of the related product. Where there is a historical experience of Teva’s agreeing to customer returns, Teva records a reserve for estimated sales returns by applying historical experience of customer returns to the amounts invoiced and the amount of returned products to be destroyed versus products that can be placed back in inventory for resale.

NOTE 7 - Comprehensive income:

Comprehensive income (loss) is as follows:

	Three months ended June 30,		Six months ended June 30,
	U.S. $ in millions
	2007	2006	2007	2006
Net income (loss)	$515	$489	$857	$(520)
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) from available-for-sale securities – net of tax	9	(14)	16	(11)
Currency translation adjustment, net of tax	111	140	154	118

	$635	$615	$1,027	$(413)

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 8 - Financial information by business segment:

a. Financial data relating to reportable operating segments:

	Pharmaceutical	API*	Total
	U.S. $ in millions
Three months ended June 30, 2007:
Net sales:
To third parties	$2,243	$143	$2,386
Intersegment	**	191	191

Total net sales	$2,243	$334	$2,577

Operating income	$616	$123	$739

Depreciation and amortization	$105	$22	$127

Three months ended June 30, 2006:
Net sales:
To third parties	$2,027	$145	$2,172
Intersegment	**	212	212

Total net sales	$2,027	$357	$2,384

Operating income	$537	$163	$700

Depreciation and amortization	$86	$20	$106

Six months ended June 30, 2007:
Net sales:
To third parties	$4,175	$291	$4,466
Intersegment	**	380	380

Total net sales	$4,175	$671	$4,846

Operating income	$971	$248	$1,219

Depreciation and amortization	$215	$44	$259

Six months ended June 30, 2006:
Net sales:
To third parties	$3,551	$294	$3,845
Intersegment	**	431	431

Total net sales	$3,551	$725	$4,276

Operating income (loss)***	$(520)	$361	$(159)

Depreciation and amortization	$154	$37	$191

*	Active Pharmaceutical Ingredients.
**	Represents an amount of less than $1 million.
***	Operating loss for the six months ended June 30, 2006 of the pharmaceutical segment included $1,248 million for acquisition of research and development in process.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

b. Following is a reconciliation of operating income (loss) of the reportable segments to the data included in the condensed consolidated financial statements:

	Three months ended June 30,		Six months ended June 30,
	U.S. $ in millions
	2007	2006	2007	2006
Total operating income (loss):
Reportable segments	$739	$700	$1,219	$(159)
Amounts not allocated to segments:
Profits not yet realized	(49)	(28)	(47)	(100)
General and administration expenses	(49)	(21)	(82)	(34)
Other expenses	(4)	(3)	(7)	(5)
Financial expenses - net	(8)	(57)	(36)	(71)

Consolidated income (loss) before income taxes	$629	$591	$1,047	$(369)

NOTE 9 - Recently issued accounting pronouncements:

In September 2006, the FASB issued FAS 157, “Fair Value Measurements.” This Standard establishes a framework for measuring fair value and expands related disclosure requirements; however, it does not require any new fair value measurement. As applicable to Teva, this statement will be effective as of the year beginning January 1, 2008. Teva is currently evaluating the impact that the adoption of FAS 157 would have on its consolidated financial statements.

In February 2007, the FASB issued FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This Standard permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. As applicable to Teva, this statement will be effective as of the year beginning January 1, 2008. Teva is currently evaluating the impact that the adoption of FAS 159 would have on its consolidated financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 10 - Contingencies:

General

From time to time, Teva and its subsidiaries are subject to legal claims for damages and/or equitable relief arising in the ordinary course of business. In addition, as described below, in large part as a result of the nature of its business, Teva is frequently subject to patent litigation. Teva believes it has meritorious defenses to the actions to which it is a party and expects to pursue vigorously the defense of each of the ongoing actions described below. Based upon the status of these cases, the advice of counsel, management’s assessment of such cases and potential exposure involved relative to insurance coverage, except as otherwise noted below, no provision has been made in Teva’s financial statements for any of such actions. Teva believes that none of the proceedings described below will have a material adverse effect on its financial condition; however, if one or more of such proceedings were to result in judgments against Teva, such judgments could be material to its results of operations in a given period.

From time to time, Teva seeks to develop generic products for sale prior to patent expiration in various territories. In the United States, to obtain approval for most generic products prior to the expiration of the originator’s patent(s), Teva must challenge the patent(s) under the procedures set forth in the Hatch-Waxman Act of 1984, as amended by the Medicare Prescription Drug Improvement and Modernization Act of 2003. To the extent that it seeks to utilize such patent challenge procedures, Teva is and expects to be involved in patent litigation regarding the validity, enforceability or infringement of the originator’s patent(s). Teva may also be involved in patent litigation involving the extent to which alternate manufacturing process techniques may infringe originator or third-party process patents. Additionally, depending upon a complex analysis of a variety of legal and commercial factors, Teva may, in certain circumstances, elect to market a generic product even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent Teva elects to proceed in this manner, it could face substantial liability for patent infringement if the final court decision is adverse to Teva. Although the underlying generic industry legislation, as well as the patent law, is different in other countries where Teva does business, from time to time Teva is also involved in litigation regarding corresponding patents in those countries. Except as described below, Teva does not have a reasonable basis to estimate the loss, or range of loss, that is reasonably possible with respect to such patent infringement cases. However, if Teva were to be required to pay damages in any such case, courts would generally calculate the amount of any such damages based on a reasonable royalty or lost profits of the patentee. If damages were determined based on lost profits, the amount would be related to the sales of the branded product. In addition, the launch of an authorized generic and other generic competition may be relevant to the damages estimation.

Teva’s business inherently exposes it to potential product liability claims. Teva believes that it maintains product liability insurance coverage in amounts and with provisions that are reasonable and prudent in light of its business and related risks. However, Teva sells, and will continue to sell, pharmaceutical products that are not covered by insurance and accordingly may be subject to claims that are not covered by insurance as well as claims that exceed its policy limits. Product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain. As a result, Teva may not be able to obtain the type and amount of coverage it desires.

In connection with third-party agreements, Teva may under certain circumstances be required to indemnify, and may be indemnified by, in unspecified amounts, the parties to such agreements against third-party claims. Except as aforementioned, as of June 30, 2007, Teva is not aware of any material pending claims for indemnification with respect to these types of actions.

Product Liability Matters

Teva is a manufacturer of Adipex-P brand phentermine hydrochloride, and its subsidiary Ivax was a distributor of brand equivalent versions of phentermine. Each of these entities has been sued in both class actions and individual lawsuits relating to the alleged negative health effect of phentermine and fenfluramine. While neither drug had been indicated or approved for combination use by the FDA, physicians sometimes prescribed the two together in a combination treatment for weight control known as “fen-phen.” Plaintiffs have filed lawsuits from August 1997 to the present in a variety of state and federal jurisdictions seeking monetary damages in unspecified amounts. The federal actions have been consolidated for pretrial purposes in the United States District Court for the Eastern District of Pennsylvania in a multidistrict litigation proceeding. Of the thousands of cases naming Teva or Ivax as a defendant, all but a few have been dismissed to date, and the remainder are expected to be dismissed. No damages have been paid to date in any of the cases.

On April 5, 2001, a claim was filed against Teva in the Tel Aviv District Court with respect to the use of a pharmaceutical product known as “Chorigon Ampoules 5000 Units.” The plaintiffs claim that they were administered with allegedly defective ampoules of the product during the course of an in vitro fertilization treatment, resulting in the failure of the treatment and causing financial damages and mental anguish. The plaintiffs have filed a petition to certify the claim as a class action, which has not yet been decided.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Intellectual Property Proceedings

In May 2003, Teva commenced sales of its 7.5 mg and 15 mg moexipril hydrochloride tablets, which are AB-rated to Schwarz Pharma’s Univasc® tablets. Teva had previously obtained summary judgment of non-infringement as to the one patent, but that decision was later vacated on appeal. Following the filing of Schwarz Pharma’s motion for a preliminary injunction, on September 12, 2004, Teva entered into an agreement with Schwarz whereby Teva agreed to suspend all manufacturing and selling of its moexipril hydrochloride tablets pending the outcome of litigation between the two companies in the District Court, patent expiration or a court order. On August 11, 2005, following a reversal and remand by the United States Court of Appeals for the Federal Circuit in a related patent dispute regarding Teva’s quinapril hydrochloride products, the United States District Court for the District of New Jersey vacated certain of its prior summary judgment rulings against Teva. No trial date has been scheduled in the moexipril litigation, but trial in the quinapril case, following remand, concluded on May 3, 2007. The patent at issue expired on February 24, 2007, and Teva has resumed sales of its moexipril hydrochloride tablets. Were Schwarz Pharma ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages. An appropriate provision for this matter has been included in the accounts. Also, on January 28, 2005, Pfizer sued both Ranbaxy and Teva on the same patent at issue in the above-noted litigations in relation to Ranbaxy’s quinapril product, which Teva distributed for Ranbaxy pursuant to an agreement between the parties. On November 22, 2005, the Federal Circuit affirmed the preliminary injunction that was entered by the District Court with respect to Ranbaxy’s quinapril product. Pfizer’s patent, which expired in February 2007, has been granted a six-month pediatric extension for quinapril. Ranbaxy has been indemnifying Teva in connection with legal fees incurred by Teva in this quinapril litigation. Were Pfizer ultimately to prevail, Teva could be called upon to pay damages for its sales of this product and it would then seek appropriate indemnification from Ranbaxy pursuant to the terms of its agreement with Ranbaxy.

In October 2004, Alpharma and Teva launched their 100 mg and 400 mg gabapentin capsule products and, in December 2004, Alpharma and Teva launched their 600 mg and 800 mg gabapentin tablet products. Gabapentin capsules and tablets are the AB-rated generic versions of Pfizer’s anticonvulsant Neurontin® capsules and tablets, which had annual sales of approximately $2.7 billion for the twelve months ended September 2004. Teva’s subsidiary Ivax also launched its non-AB rated tablets in August 2004 and its AB-rated capsules and tablets in March and April 2005, respectively. On August 23, 2005, the United States District Court for the District of New Jersey granted summary judgment in favor of Teva, Alpharma and Ivax. Oral argument on Pfizer’s appeal of this summary judgment ruling was held on July 13, 2007. The patent at issue expires in 2017. Were Pfizer ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages and be enjoined from selling that product. Pursuant to the terms of the agreement with Alpharma, were Pfizer to be successful in its allegation of patent infringement against Alpharma, Teva may also be required to pay damages related to a portion of the sales of Alpharma’s gabapentin products.

In September and November 2004, Teva commenced sales of Impax Laboratories’ 20 mg and 10 mg omeprazole delayed release capsules, respectively, which are AB-rated to AstraZeneca’s Prilosec® capsules. Prilosec® had sales for the 10 mg capsule of $30 million and 20 mg capsule sales of approximately $532 million, both for the twelve months ended June 2004. As provided for in a strategic alliance agreement between Impax and Teva, the parties agreed to certain risk-sharing arrangements relating to the omeprazole launch. Trial in the United States District Court for the Southern District of New York of AstraZeneca’s patent infringement litigation against Impax relating to its omeprazole capsules concluded on June 15, 2006. Following the expiration of the patent on April 20, 2007, the District Court issued a trial opinion on May 31, 2007 in which it found that Impax’s omeprazole capsules infringed two formulation patents and that those patents were valid. As a result, the FDA converted Impax’s final approval to a tentative approval until the expiry of pediatric exclusivity on October 20, 2007. A separate trial against Teva with respect to the launch of omeprazole capsules has not yet been scheduled. Were AstraZeneca ultimately to be successful in its allegation of patent infringement, Teva and Impax could be required to pay damages related to a portion of the sales of Impax’s omeprazole capsules.

        In September 2005, pursuant to an agreement with Barr Pharmaceuticals, Inc., Teva launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated to Aventis Pharmaceuticals’ Allegra® tablets. Allegra® tablets had annual sales of approximately $1.4 billion, based on IMS data for the twelve months ended June 2005. Aventis has brought patent infringement actions against Teva and its API supplier in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents and two API patents at issue in the litigation, and the latest of these patents expires in 2017. Teva has obtained summary judgment as to each of the formulation patents. On November 8, 2006, the United States Court of Appeals for the Federal Circuit affirmed the District Court’s denial of Aventis’ motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and on one of the API patents, finding that patent likely to be not infringed. A trial has not been scheduled. On November 14, 2006, Aventis sued Teva in the United States District for the Eastern District of Texas on a polymorph patent, which expires in 2014. Teva and/or its API supplier are also involved in patent litigation in Canada, Italy and Israel with respect to this product. Were Aventis ultimately to be successful in its allegation of patent infringement, Teva and Barr could be required to pay damages related to a portion of the sales of Teva’s fexofenadine tablets and be enjoined from selling those products.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

In May 2007, Teva commenced sales of its 300 mg cefdinir capsule product and 125 mg and 250 mg cefdinir for oral suspension products. Cefdinir capsules and cefdinir for oral suspension are the AB-rated generic versions of Abbott’s antibiotic Omnicef®, which had annual sales of approximately $860 million for the twelve months ended December 2006. Teva is in litigation with Abbott in the United States District Court for the Northern District of Illinois with respect to a polymorph patent that expires in 2011. On May 3, 2007, the Court denied Abbott’s motion for a preliminary injunction, finding that Abbott was not likely to prevail on the merits based on the record before the Court. Abbott has appealed the denial of the preliminary injunction. Were Abbott ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to sales of its cefdinir products and be enjoined from selling those products.

In May 2007, Teva commenced sales of its amlodipine besylate/benazepril capsules, 2.5mg/10mg, 5mg/10mg, 5mg/20mg, and 10mg/20mg. Amlodipine besylate/benazepril capsules are the AB-rated generic versions of Novartis’ Lotrel®, which had annual sales of approximately $1.4 billion for the twelve months ended March 2007. On June 11, 2007, the United States District Court for the District of New Jersey denied Novartis’ motion for a preliminary injunction, finding that Novartis was not likely to succeed on its allegations of infringement. A trial date has not been scheduled. Were Novartis ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages related to sales of its amlodipine besylate/benazepril capsules and be enjoined from selling those products.

Commercial Matters

On April 21, 2004, Rhodes Technologies and Napp Technologies (“Rhodes/Napp”) filed a complaint in Massachusetts Superior Court, seeking an equal share of the value to Teva of the settlement of certain claims between GlaxoSmithKline and Teva relating to Teva’s nabumetone products. The allegations are based upon the termination of a nabumetone API supply agreement between Teva and Rhodes/Napp. Teva originally assessed the value of the product rights received in connection with the settlement at $100 million and subsequently recorded impairment charges of $52 million in the aggregate relating to this product. Oral argument on the parties’ cross-motions for summary judgment was held in April 2006. On April 5, 2007, the Court granted Teva’s motion for summary judgment, dismissing Rhodes/Napp’s claims against Teva. Rhodes/Napp’s time to appeal has not yet lapsed.

Environmental Matters

Teva’s subsidiaries in the United States and its territories are party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as the Superfund law, and other federal and similar state laws imposing liability for the investigation and remediation of releases of hazardous substances and for natural resource damages. These proceedings seek to require the generators of hazardous wastes disposed of at a third-party site, or the party responsible for a release of hazardous substances into the environment that impacted a site, to investigate and clean up the sites or to pay for such activities and any related damages to natural resources. Teva has been made a party to these proceedings, along with other potentially responsible parties, as an alleged generator of wastes that were disposed of or treated at third-party waste disposal sites, or as a result of an alleged release from one of Teva’s facilities or former facilities that may have adversely impacted a site. In each case, the government or private litigants allege that the responsible parties are jointly and severally liable for the investigation and cleanup costs. Although the liability among the responsible parties may be joint and several, these proceedings are frequently resolved so that the allocation of cleanup costs among the parties reflects the relative contributions of the parties to the site conditions and takes into account other equitable factors. Teva’s potential liability varies greatly at each of the sites in the proceedings; for some sites the costs of the investigation and cleanup have not yet been determined, and for others Teva’s allocable share of liability has not been determined. At other sites, Teva has been paying its share, but the amounts have not been, and are not expected to be, material. While it is not feasible to predict the outcome of many of these proceedings brought by federal or state agencies or private litigants, Teva believes that such proceedings should not ultimately result in any liability that would have a material adverse effect on its financial position, results of operations, liquidity or capital resources. Teva has taken an active role in identifying and providing for these costs and such amounts do not include any reduction for anticipated recoveries of cleanup costs from insurers, former site owners or operators, or other recalcitrant potentially responsible parties.

Competition, Pricing and Regulatory Matters

In April 2006, Teva was sued, along with Cephalon, Inc., Barr Laboratories, Inc., Mylan Laboratories, Inc., Ranbaxy Laboratories Ltd. and Ranbaxy Pharmaceuticals, Inc., in a class action lawsuit filed in the United States District Court for the Eastern District of Pennsylvania. The case alleges generally that the settlement agreements entered into between the different generic pharmaceutical companies and Cephalon, in their respective patent infringement cases involving finished modafinil products, were

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

unlawful because the settlement agreements resulted in the exclusion of generic competition. The case seeks unspecified monetary damages, attorneys’ fees and costs. The case was brought by King Drug Company of Florence, Inc. on behalf of itself and as a proposed class action on behalf of any other person or entity that purchased Provigil directly from Cephalon from January 2006 until the alleged unlawful conduct ceases. Similar allegations have been made in a number of additional complaints, including those filed on behalf of proposed classes of direct and indirect purchasers of the product and by Apotex, Inc. The Federal Trade Commission (“FTC”) has opened an investigation into these matters, and Teva intends to cooperate fully with the FTC.

Teva Pharmaceuticals USA, Inc. (“Teva USA”) is a defendant, along with Biovail Corp. and Elan Corporation, plc, in several civil actions currently pending in the United States District Court for the District of Columbia. The cases allege generally that arrangements between Biovail and Elan relating to sales of nifedipine cc extended release tablets, in connection with which Teva USA acted as a distributor for Biovail, were unlawful under the federal antitrust laws. The challenged arrangements were previously the subject of a consent decree entered into by the FTC with Biovail and Elan, to which Teva USA was not a party. The cases seek unspecified monetary damages, attorneys’ fees and costs. Four of the cases were brought on behalf of alleged classes of persons who allegedly purchased nifedipine cc extended release tablets made by Elan or Biovail in the United States directly from Teva USA; two of the cases were brought individually by alleged direct purchasers. Teva and Teva USA are also defendants, along with Biovail and Elan, in a case pending in state court in San Joaquin County, California (the “California Action”) that was brought on behalf of an alleged class of persons that indirectly purchased nifedipine cc extended release tablets made by Elan or Biovail and sold in the United States by Teva USA. An agreement has been reached with the plaintiffs, subject to approval of the Court, to settle the California Action. An appropriate provision for the California Action has been included in these financial statements.

On February 25, 2003, two motions requesting permission to institute a class action were filed on behalf of all Quebec citizens in the Superior Court for the Province of Quebec against all major Canadian generic drug manufacturers, including Novopharm. The claimants seek damages based on alleged marketing practices of generic drug manufacturers in the Province of Quebec. On January 17, 2006, the Court denied the motions to authorize the class and dismissed the matters. The claimants have filed an appeal and a hearing is scheduled in 2007.

Teva USA, Sicor and Ivax (collectively, the “Teva parties”) are defendants in a number of cases pending in state and federal courts throughout the country that relate generally to drug price reporting by drug manufacturers. The manufacturers’ price reporting is alleged to have caused governments and others to pay inflated reimbursements for covered drugs. Separately, a series of class actions and other cases have been filed against over two dozen drug manufacturers, including Sicor, regarding allegedly inflated Medicare reimbursements. These cases were consolidated under the federal multi-district litigation procedures and are currently pending in the United States District Court, for the District of Massachusetts (the “MDL”). Sicor is also a defendant in a federal false claims action, but has not been formally served with the complaint. This matter is under seal and includes many of the same defendants as the MDL.

Various state attorneys general, certain counties in New York and the City of New York have also filed actions relating to drug price reporting. In addition, purported class actions have been filed in Arizona and New Jersey. The foregoing cases involve reimbursements under Medicaid or other state programs. The Teva parties (either collectively or individually) are currently involved in actions relating to programs in 16 states. The drug pricing cases are at various stages of litigation, and the Teva parties continue to defend them vigorously. An appropriate provision for certain of these matters has been included in these financial statements.

Ivax Pharmaceuticals, Inc. (“IPI”) has entered into an agreement with the office of the United States Attorney for the District of Massachusetts (the “U.S. Attorney”) to toll the statute of limitations while that office and the Civil Division of the Department of Justice pursue an investigation into whether IPI directly or indirectly offered or paid remuneration to customers, including but not limited to Omnicare, Inc., in order to induce such parties to recommend, prescribe or purchase IPI’s products, and promoted, marketed and sold its products in violation of law. IPI is cooperating in the investigation and recently extended the tolling period by agreement with the U.S. Attorney. Because detailed allegations have not been revealed by the U.S. Attorney, Teva has no basis on which to determine the extent of IPI’s liability in connection with the investigation, and furthermore it is not feasible at this time to predict the outcome of the investigation with any certainty. The outcome could include the commencement of civil or criminal proceedings, the imposition of substantial fines or penalties and injunctive or administrative remedies.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis contains forward-looking statements which express the beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: Teva’s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which Teva may obtain U.S. market exclusivity for certain of its new generic products and regulatory changes that may prevent Teva from utilizing exclusivity periods, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Allegra®, Neurontin® and Lotrel®, the effects of competition on our innovative products, especially Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, Teva’s ability to successfully identify, consummate and integrate acquisitions, potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to publicly update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” beginning on page 4 of our Annual Report on Form 20-F for the year ended December 31, 2006 filed on February 28, 2007. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Results of Operations

Comparison of Three Months Ended June 30, 2007 to Three Months Ended June 30, 2006

General

Teva’s net sales for the second quarter of 2007 reached almost $2.4 billion and increased by 10% over the comparable quarter of 2006. Net income for the quarter was $515 million, compared to net income of $489 million in the comparable quarter of 2006. The second quarter of 2007 is the first complete quarter following the Ivax acquisition that is comparable to the same quarter in the previous year, as Ivax sales were not included in Teva’s results for the full first quarter of 2006.

Highlights of the second quarter included the following:

•

U.S. generic sales benefited primarily from the earlier than anticipated launch of amlodipine besylate/benazepril, substantially increased sales of oxycodone and products launched following the second quarter of 2006, mainly bupropion XL and venlafaxine. The comparable quarter of 2006 included the substantial exclusive launches of simvastatin and pravastatin, two of the largest generic drug launches in history, which had little impact on the results of this quarter;

•	significantly increased sales in the U.S. of ProAir™ (albuterol HFA), Teva’s non-CFC respiratory inhaler product, as well as higher sales of respiratory products in Europe;

•

increased sales of Teva’s innovative drugs: global in-market sales of Copaxone® increased by 23% compared to the second quarter of 2006, and in market sales of Azilect® reached $28 million, an increase of $22 million over sales in the second quarter of 2006;

•	increased sales in all of Teva’s other major geographical markets, including Western Europe, Latin America, Israel, Central Eastern Europe and Canada;

•

the appreciation of various currencies (primarily European) against the U.S. dollar, which positively affected net sales by $69 million but had little impact on operating income due to increased expenses at operating units that were recorded in the affected currencies, as well as hedging activities; and

•	gross profit of 52.1% of sales, operating income of 26.7% and net income of 21.6%.

The following tables set forth certain financial data presented as a percentage of net sales and the percentage change, for the periods indicated.

	Percentage of Net Sales Three Months Ended June 30,		Period to Period Percentage Change
	2007	2006
Net sales	100.0%	100.0%	9.9%
Gross profit	52.1	53.9	6.1
Research and development expenses	5.7	5.5	14.2
Selling, general and administrative expenses	19.7	17.3	25.1
Impairment expenses	—	1.3	—
Operating income	26.7	29.8	(1.7)
Financial expenses—net	0.3	2.6	(86.0)
Income before income taxes	26.4	27.2	6.4
Net income	21.6	22.5	5.3

Sales – General

Consolidated sales for the three months ended June 30, 2007 reached $2,386 million, an increase of 10% over the comparable quarter of 2006, and included a 3% increase resulting from the strengthening of various (mainly European) currencies against the U.S. dollar.

Sales By Geographical Areas

	U.S. Dollars In Millions Three Months Ended June 30,		% Change	2007 % of Total
	2007	2006
North America	1,416	1,344	5%	59%
Western Europe*	593	527	13%	25%
International**	377	301	25%	16%

Total	2,386	2,172	10%	100%

*	Includes Hungary.
**	Includes primarily Latin America, Israel and certain Central and Eastern European countries.

Sales By Business Segments

	U.S. Dollars In Millions Three Months Ended June 30,		% Change	2007 % of Total
	2007	2006
Pharmaceuticals	2,243	2,027	11%	94%
A.P.I. *	143	145	(1)%	6%

Total	2,386	2,172	10%	100%

*	Third party sales only.

Pharmaceutical Sales

Teva’s consolidated pharmaceutical sales during the three months ended June 30, 2007 were $2,243 million, or approximately 94% of total net sales, and represented an increase of 11% over the second quarter of 2006. The following table shows the geographic breakdown of these sales:

Pharmaceutical Sales

	U.S. Dollars In Millions Three Months Ended June 30,		% Change	2007 % of Total
	2007	2006
North America	1,341	1,260	6%	60%
Western Europe*	556	492	13%	25%
International **	346	275	26%	15%

Total	2,243	2,027	11%	100%

*	Includes Hungary.
**	Includes primarily Latin America, Israel and certain Central and Eastern European countries.

North America

Pharmaceutical sales in North America for the three months ended June 30, 2007 reached $1,341 million, an increase of 6% over the comparable quarter of 2006.

U.S. generic pharmaceutical sales benefited primarily from the early launch of amlodipine besylate/benazepril (which was originally anticipated in the third quarter of 2007), substantially increased sales of oxycodone and 25 newly launched products which were not sold in the second quarter of 2006, mainly bupropion and venlafaxine. The second quarter of 2006 included the substantial launches of simvastatin and pravastatin, which practically had no impact on the results of this quarter.

Generic penetration of amlodipine besylate/benazepril during this quarter reached a market share of 82%, with Teva’s product accounting for over 90% of the generic market. This very high market share may begin to decline in subsequent periods as a result of increased competition from the authorized generic of Sandoz. Teva also experienced an increase in its market share for oxycodone as other competitors exited the generic market. Under its settlement agreement with Purdue Pharma, in the absence of other triggering events, Teva will cease to sell oxycodone after January 2008.

The increase in total pharmaceutical sales in North America was primarily attributable to significantly higher sales of branded respiratory products, mainly ProAirTM (albuterol HFA), and increased sales of Teva’s innovative products (Copaxone® and Azilect®). Teva’s U.S. business also benefited from an increase of 14% in its prescription base, in comparison to the second quarter of 2006. Also contributing to the sales increase were higher sales in Canada, which benefited primarily from venlaflaxine sales and positive currency effects.

During the second quarter of 2007, Teva sold generic versions of the following branded products in the U.S. that were not sold in the comparable quarter of 2006 (listed in order of launch dates): Mobic® (meloxicam), Effexor® (venlafaxine), Zoloft® (sertraline), Cipro® (ciprofloxacin), Depo-Medrol® (methylprednisolone acetate), Ditropan XL® (oxybutynin), Zofran® SD Vial (ondansetron), Zofran® MD Vial (ondansetron), Zofran® Inj Bag (ondansetron), Wellbutrin XL® (bupropion), Biaxin XL® (clarithromycin ER),

Ativan® (lorazepam), Mavik® (trandolapril), Zithromax® (azithromycin), Dostinex® (cabergoline), Uniretic® (moexipril HCTZ), Depo-Testosterone® (testosterone), Ambien® (zolpidem), Univasc® (moexipril), Omnicef® powder for oral suspension (cefdinir), Omnicef® capsules (cefdinir), Ditropan XL® (oxybutynin (5 and 10mg)), Lotrel® (amlodipine besylate/benazepril), Xanax XR® (alprazolam), and Focalin® (dexmethylphenidate).

The following is a listing of the abbreviated new drug application (ANDA) approvals Teva received from the U.S. FDA during the second quarter of 2007 and through July 30, 2007:

Product	Approval Date		Innovator Product Brand Name	Launch Date		Brand Product Market Size † $ Millions
Ifosfamide injection	4/07		Ifex®	7/07		$16
Granisetron injection SDV w/preservative	4/07	*	Kytril®			$50
Rosiglitazone/Metformin tablets	4/07	*	Avandamet®			$258
Zolpidem tartrate tablets	4/07		Ambien®	4/07		$2,312
Sildenafil citrate tablets	4/07	*	Viagra®			$831
Nateglinide tablets	4/07	*	Starlix®			$136
Finasteride tablets, 1 mg	5/07	*	Propecia®			$80
Cefdinir powder OS	5/07		Omnicef®	5/07		$533
Gemcitabine injection	5/07	*	Gemzar®			$673
Irbesartan/HCTZ tablets	5/07	*	Avalide®			$347
Cefdinir capsules	5/07		Omnicef®	5/07		$325
Ramipril capsules	5/07	*	Altace®			$901
Amlodipine besylate/benazepril capsules, 2.5/10, 5/10, 5/20, 10/20mg	5/07		Lotrel®	5/07	**	$1,557
Ondansetron tablets	6/07		Zofran®	7/07		$746
Ondansetron OD tablets	6/07		Zofran®	7/07		$349
Famciclovir tablets	6/07	*	Famvir®			$151
Amlodipine besylate tablets	6/07		Norvasc®	7/07		$2,790
Terbinafine HCl tablets	7/07		Lamisil®	7/07		$687
Olanzapine/fluoxetine capsules	7/07	*	Symbyax®			$66

*	Tentative approvals.
**	With exclusivity.
†	As reported by IMS for the twelve months ended June 30, 2007.

Teva expects that its revenue stream in North America will continue to be fueled by its strong U.S. generic pipeline, which, as of July 30, 2007, included 153 ANDAs. For the year ended June 30, 2007, U.S. brand sales of the products in this generic pipeline, including the tentatively approved products, exceeded $89 billion. Teva believes it is the first to file on 40 of these ANDAs, whose aggregate brand sales in the U.S. for the year ended June 30, 2007 exceeded $37 billion.

Europe

Teva’s pharmaceutical sales in Western Europe, including Hungary, were $556 million in the quarter ended June 30, 2007, an increase of approximately 13% over the comparable period of 2006. The increase was driven by strong performance in our generic business, primarily in the U.K., France, Spain and Germany, where Teva benefited from its status as a discount partner and preferred supplier of six molecules to AOK, Germany’s largest health insurer. In addition, higher sales of respiratory products in the U.K. and increased Copaxone® sales throughout Western Europe contributed to the improved results. Currency fluctuations had a substantial positive impact on total European sales when reported in U.S. dollars. On the other hand, sales were negatively impacted by the regulatory and pricing environment in Hungary and in Italy.

As of June 30, 2007, Teva had 134 compounds awaiting final approval in Europe, corresponding to 280 formulations and 2,190 dossiers. Sales in Europe in the quarter ended June 30, 2007 increased despite the absence of any particularly noteworthy new generic launches. However, in contrast to the U.S., given the multiple number of product registration filings across multiple jurisdictions, there is less of a direct correlation between the number of approvals in any particular period and sales growth.

International

Teva’s International group includes Israel and all countries outside North America and Western Europe. Pharmaceutical sales in the International group were $346 million in the second quarter of 2007, an increase of approximately 26% over the comparable period of 2006, reflecting increased sales in the main three subregions within the International group: Latin America, Central and Eastern Europe (CEE) and Israel. Within the International group, growth was primarily driven by higher sales in Israel, Argentina, Venezuela, Russia, the Czech Republic and Brazil. These areas also benefited from the positive currency effects relative to the U.S. dollar. Teva generated approximately 6% of its total pharmaceutical sales in Latin America (including Mexico), 4% in Israel, 4% in CEE and 1% in other countries.

Innovative and Specialty Products

Copaxone® . During the second quarter of 2007, global in-market sales of Copaxone®, Teva’s leading innovative drug, totaled $436 million, an increase of 23% over the comparable period of 2006. This growth was driven by increased sales in both the U.S. and Europe, as well as increases in sales in markets outside those regions. The 24% growth in U.S. sales reflects unit growth as well as the effect of two price increases in the last 12 months: in January 2007 of 9.9% and in August 2006 of 4%. Non-U.S. in-market sales increased 23% to $151 million, primarily in Western Europe, where most of the increase was in unit growth (primarily Germany, France and the U.K.). European growth was also significantly influenced by positive currency effects. Copaxone® is sold through Sanofi-Aventis and its subsidiaries in most markets, and Teva records as revenues approximately half of the in-market sales of Copaxone® sold by these entities.

To date, Copaxone® has been approved for marketing in 47 countries worldwide, including the U.S., Canada, Israel, 22 European Union countries, Switzerland, Australia, Russia, Mexico, Brazil and Argentina.

Azilect®. Total worldwide in-market sales of Azilect® (rasagiline tablets), a once-daily oral treatment for Parkinson’s disease and Teva’s second innovative drug, continued to grow, reflecting further acceptance in the U.S. and Europe. Global in-market sales in the second quarter reached $28 million compared to $6 million in the comparable period of 2006. Azilect® is now available in 27 countries, including the U.S., Canada, Israel, 22 European Union countries, Switzerland and Turkey.

Respiratory. Teva’s global respiratory business enjoyed significantly increased sales in the U.S. of ProAirTM (albuterol HFA), Teva’s non-CFC respiratory inhaler product, as well as increased sales of Teva’s non-CFC inhaler products in Europe, mainly in Italy, France and the U.K.

In the U.S., the conversion from CFC based products to HFA based products progressed rapidly throughout the end of 2006 and early 2007. During the second quarter of 2007, continued marketing of CFC based products resulted in a slowdown of the conversion process. Nevertheless, non-CFC based products now constitute 53% of the market, with Teva’s ProAirTM capturing over 60% of sales of non-CFC products. Teva has increased its production capacity for ProAir to meet the growing demand as the conversion from CFC to non-CFC based products continues. However, Teva anticipates increased competition in the HFA market as competitors begin to accelerate their production and marketing.

Overall, global respiratory sales amounted to $181 million in the second quarter of 2007, an increase of 49% over the comparable period in 2006, with most of the growth coming from the U.S.

Sales of Active Pharmaceutical Ingredients (API)

API sales to third parties were $143 million in the second quarter of 2007, substantially similar to the second quarter of 2006. Total API sales, including internal sales to Teva’s pharmaceutical businesses, were $334 million, a decrease of 6% compared to the same period of 2006. In the comparable quarter of 2006, API sales reflected mainly sales to Teva’s pharmaceutical businesses in support of Teva’s large finished dose product major launches in the subsequent quarters but also to third parties. In terms of volume, API sales in this quarter were 19 % higher than in the comparable quarter of 2006.

Gross Profit

Gross profit margin was 52.1% for the three months ended June 30, 2007, compared to 53.9% in the comparable period of 2006, which was exceptionally high due to the launches in the U.S. of simvastatin and pravastatin. The gross margins for the second quarter of 2006 would have been substantially higher but for the impact of a step-up of inventory values at Ivax following its acquisition by Teva, which had the effect of reducing gross profit by $31 million in the second quarter of 2006. The gross profit margin varies from quarter to quarter due to changes in the product and geographic mix. The principal factors that contributed to the relatively high gross profit margin in the second quarter of 2007, compared with the range of 47% to 50% indicated last year as Teva’s normal gross margin range, were significant sales of products with exclusivity in the U.S., such as amlodipine besylate/benazepril and oxycodone, increased sales of high-margin innovative and respiratory products, increased international sales (including in branded generic markets) and improved margins in Europe. Teva expects its fiscal 2007 gross margin to be at the high end of the indicated range, and may even exceed it. Teva’s sales in branded markets and of branded products are characterized by relatively higher gross margins, which are partially offset by higher SG&A levels.

Research and Development (R&D) Expenses

Net R&D spending for the three months ended June 30, 2007 increased by 14.2% over the comparable period of 2006 and reached $137 million, more than half of which went to generic R&D.

During this quarter, enrollment in Teva’s Forte Phase III trial involving Copaxone® 40 mg dosage was completed and meetings were held with the FDA regarding the initiation of Allegro Phase III trials of Teva’s Laquinimod, an oral pharmaceutical product being developed by Teva for the treatment of multiple sclerosis.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses, which represented 19.7% of net sales, amounted to $469 million in the three months ended June 30, 2007, as compared to 17.3% of net sales and $375 million in comparable period of 2006. The increase reflects, among other elements, payments on partners’ products, which in the second quarter of 2007 amounted to twice as much as in the comparable quarter of 2006, as well as a larger proportion of branded sales – both innovative (primarily Azilect®) and generic products – with their higher marketing expenses, and the appreciation of various currencies against the U.S. dollar.

Financial Expenses

Net financial expenses for the three months ended June 30, 2007 of $8 million were approximately 86% lower than the amount in the comparable period of 2006. The significantly lower financial expenses in the second quarter of 2007 were a result of higher yields on a significantly increased amount of liquid assets, as well as financial income from hedging and currency translation differences during this quarter. In the reported quarter, hedging resulted in a gain, while in the second quarter of 2006, it resulted in a loss. Generally, the effect of such hedging activities is offset by the impact of currency fluctuations on other income statement line items.

Tax Rate

The provision for taxes in the second quarter of 2007 of $113 million, or 18% of pre-tax income, represents our best estimate of the annual tax rate for fiscal year 2007. The provision for taxes in the comparable period of 2006 was $96 million, 16.2% of pre-tax income and 22% for fiscal year 2006. We expect the tax rate to continue to fluctuate around this level, reflecting movements in product and geographical mix.

Net Income

Net income for the quarter ended June 30, 2007 totaled $515 million compared to net income of $489 million in the comparable period of 2006. Diluted earnings per share were $0.63 for the second quarter of 2007, compared with diluted earnings per share of $0.59 for the comparable period of 2006. Net income as a percentage of sales was 21.6% in the second quarter of 2007.

The share count for the diluted earnings per share calculation for the second quarter of 2007 was 828 million, compared to 834 million for the second quarter of 2006. For purposes of calculating Teva’s market capitalization at June 30, 2007, Teva uses approximately 769 million shares. Such number represents ordinary shares outstanding on such date, less shares held by subsidiaries, plus shares issuable upon conversion of exchangeable shares issued in connection with the acquisition of Novopharm Ltd.

Comparison of Six Months Ended June 30, 2007 to Six Months Ended June 30, 2006

General

In general, the factors mentioned above that serve to explain quarterly changes on a year-over-year basis are also relevant to a comparison of the results for the six months ended June 30, 2006 and 2007. Additional factors affecting the six month comparisons include: the inclusion of results of Ivax for the full six months ended June 30, 2007, as opposed to only five of the six months for the comparable period in 2006; and the recording in the first half of 2006 of substantial write-offs of in-process R&D, impairment and restructuring charges, and inventory step-ups of Ivax’s inventory at its acquisition date.

Teva’s net sales for the first six months of 2007 reached $4.5 billion and grew by 16% over the comparable period of 2006. Net income for period reached $857 million, compared to a net loss of $520 million in the comparable period of 2006.

The following tables set forth certain financial data presented as a percentage of net sales and the percentage change for the periods indicated.

	Percentage of Net Sales Six Months Ended June 30,		Period to Period Percentage Change
	2007	2006
Net sales	100.0%	100.0%	16.2%
Gross profit	51.1	49.3	20.3
Research and development expenses	6.1	5.8	22.0
Selling, general and administrative expenses	20.7	18.0	33.9
Acquisition of research and development in process	—	32.5	—
Restructuring and Impairment expenses	—	0.8
Operating income (loss)	24.2	(7.8)
Financial expenses—net	0.8	1.8
Income (loss) before income taxes	23.4	(9.6)
Net income (loss)	19.2	(13.5)

Sales – General

Sales for the six months ended June 30, 2007 reached $4,466 million, an increase of 16% over the comparable period of 2006, and included a 3% increase resulting from the strengthening of various (mainly European) currencies against the U.S. dollar.

Sales By Geographical Areas

	U.S. Dollars In Millions Six Months Ended June 30,		% Change	2007 % of Total
	2007	2006
North America	2,554	2,302	11%	57%
Western Europe*	1,159	956	21%	26%
International**	753	587	28%	17%

Total	4,466	3,845	16%	100%

*	Includes Hungary.
**	Includes primarily Latin America, Israel and certain Central and Eastern European countries.

Sales By Business Segments

	U.S. Dollars In Millions Six Months Ended June 30,		% Change	2007 % of Total
	2007	2006
Pharmaceuticals	4,175	3,551	18%	94%
A.P.I. *	291	294	(1)%	6%

Total	4,466	3,845	16%	100%

*	Third party sales only.

Pharmaceutical Sales

Teva’s consolidated pharmaceutical sales during the six months ended June 30, 2007 were $4,175 million, or approximately 94% of total net sales, representing an increase of 18% over the same period of 2006. The following table shows the geographic breakdown of these sales:

Pharmaceutical Sales

	U.S. Dollars In Millions Six Months Ended June 30,		% Change	2007 % of Total
	2007	2006
North America	2,412	2,142	13%	58%
Western Europe*	1,077	873	23%	26%
International **	686	536	28%	16%

Total	4,175	3,551	18%	100%

*	Includes Hungary.
**	Includes primarily Latin America, Israel and certain Central and Eastern European countries.

North America

Pharmaceutical sales in North America for the six months ended June 30, 2007 reached $2,412 million, an increase of 13% over the comparable period of 2006. The overall sales growth in this six month period benefited from the launch of 14 new products during this period, and was achieved despite decreased contributions from two key generic products launched in 2006, simvastatin and pravastatin.

Europe

Teva’s pharmaceutical sales in seventeen countries in Western Europe, including Hungary, were $1,077 million in the six months ended June 30, 2007, an increase of approximately 23% over the comparable period of 2006.

International

Pharmaceutical sales in Teva’s International group were $686 million in the first six months of 2007, an increase of approximately 28% over the comparable period of 2006.

Innovative and Specialty Products

Copaxone®. During the first half of 2007, global in-market sales of Copaxone®, Teva’s leading innovative drug, totaled $837 million, an increase of 23% over the comparable period of 2006.

Azilect®. Global in-market sales in the first half of 2007 reached $53 million compared to $9 million in the comparable period of 2006.

Respiratory. Teva’s global respiratory business recorded $374 million in sales in first half of 2007, an increase of more than 80% over the revenues for the comparable period in 2006.

Sales of Active Pharmaceutical Ingredients (API)

API sales to third parties were $291 million in the first half of 2007, compared to $294 million in the first half of 2006. Total API sales during this period, including internal sales to Teva’s pharmaceutical businesses, were $671 million, a decrease of 7% compared to the same period of 2006.

Gross Profit

Gross profit margin was 51.1% for the six months ended June 30, 2007, compared to 49.3% in the comparable period of 2006. The gross margins for the first six months of 2006 would have been substantially higher but for the impact of a step-up of Ivax inventory following its acquisition by Teva, which had the effect of reducing gross profit by $95 million.

Research and Development (R&D) Expenses

Net R&D spending for the six months ended June 30, 2007 increased by 22% over the comparable period of 2006 and reached $272 million.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses, which represented 20.7% of net sales, amounted to $925 million in the six months ended June 30, 2007, as compared to 18.0% of net sales and $691 million in comparable period of 2006.

Financial Expenses

Net financial expenses for the six months ended June 30, 2007 of $36 million were approximately 50.7 % the amount in the comparable period of 2006.

Tax Rate

The provision for taxes in the first half of 2007 of $188 million, or 18.0% of pre-tax income, represents our estimate of the annual tax rate for fiscal year 2007. The provision for taxes in the comparable period of 2006 was $144 million, but no percentage is available for comparison because of the GAAP loss recorded in the second quarter of 2006. The 18% estimated tax rate for 2007 is significantly lower than the 22% tax rate for the full year 2006 mainly due to non-tax deductible charges in connection with the Ivax acquisition.

Net Income

Net income for the first half of 2007 totaled $857 million compared to a net loss of $520 million in the comparable period of 2006. Diluted earnings per share were $1.05 for the first six months of 2007, compared with a loss per share of $0.70 for the comparable period of 2006. Net income as a percentage of sales was 19.2% in the first half of 2007.

For the first half of 2007, the share count for the diluted earnings per share calculation was 827 million, compared to 743 million for the comparable period of 2006. For purposes of calculating Teva’s market capitalization at June 30, 2007, Teva uses approximately 769 million shares. Such number represents ordinary shares outstanding on such date, less shares held by subsidiaries, plus shares issuable upon conversion of exchangeable shares issued in connection with the acquisition of Novopharm Ltd.

Supplemental As Adjusted Income Data

The tables below present supplemental data, in U.S. dollar terms, as a percentage of sales and the increase/decrease by item as a percentage of the amount for the comparable period, after excluding the following items, which management believes facilitates an understanding of the trends underlying Teva’s business:

In the three months ended June 30, 2006:

•	$31 million in a step-up of Ivax’s inventory at its acquisition date;

•	$28 million of impairment, as well as restructuring expenses in connection with the Ivax acquisition but relating to Teva’s operations;

•	$12 million tax benefit on certain of these items; and

•	$5 million related to a write-off of in-process R&D, in connection with an associated company.

In the six months ended June 30, 2006:

•	$1,248 million related to a write-off of in-process R&D, in connection with the acquisition of Ivax;

•	$95 million in a step-up of Ivax’s inventory at its acquisition date;

•	$32 million tax benefit on certain of these items;

•	$31 million of impairment, as well as restructuring expenses in connection with the Ivax acquisition but relating to Teva’s operations; and

•	$5 million related to a write-off of in-process R&D, in connection with an associated company.

The data so presented — after these exclusions — are the results used by management and Teva’s board of directors to evaluate the operational performance of the Company, to compare against the Company’s work plans and budgets, and ultimately to evaluate the performance of management. For example, the Company annually prepares detailed “work plans” for the next three succeeding fiscal years. These are the work plans used to manage the business and are the plans against which management’s performance is measured. All of such plans are prepared on a basis comparable to the presentation below, in that none of the plans takes into account those elements that are factored out in the “as adjusted” presentations. In addition, at quarterly meetings of the Board at which management provides financial updates to the Board on the Company’s performance, presentations are made comparing the current fiscal quarterly results against: (a) the comparable quarter of the prior year, (b) the immediately preceding fiscal quarter and (c) the work plan. Such presentations are based upon the “as adjusted” approach reflected in the table below. Moreover, while there are always qualitative factors and elements of judgment involved in the granting of annual cash bonuses, the principal quantitative element in the determination of such bonuses are performance targets tied to the work plan, and thus tied to the same “as adjusted” presentation as is set forth below.

In arriving at its “as adjusted” presentation, Teva has in the past factored out items, and would expect in the future to continue to factor out items, that either have a non-recurring impact on the income statement or which, in the judgment of Teva’s management, are items that, either as a result of their nature or size, Teva would not expect to occur as part of its normal business on a regular basis, and that, were they not singled out, could potentially cause investors to extrapolate future performance from an improper base. While not all inclusive, examples of these items include: purchase accounting adjustments related to acquisitions, including adjustments for write-offs of in-process R&D, and inventory “step-ups” following acquisitions; restructuring charges related to efforts to rationalize and integrate Teva’s operations on a global basis; material tax awards or settlements — both in terms of amounts paid or amounts received; impairment charges related to intangible assets such as intellectual property, product rights or goodwill; and the income tax effects of the foregoing types of items when they occur.

As adjusted data are non-GAAP financial measures and should not be considered replacements for GAAP results. Teva provides such non-GAAP data on an adjusted basis because management believes that such data provide useful information to investors. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management assesses the performance of the Company. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of the Company’s results of operations without including all events during a period, such as the effects of acquisition, merger-related, restructuring and other charges, and may not provide a comparable view of the Company’s performance to other companies in the pharmaceutical industry.

Investors should consider non-GAAP financial measures in addition to, and not as replacements for, or superior to, measures of financial performance prepared in accordance with GAAP.

Supplemental as adjusted income data

	Three Months Ended June 30,		Percentage of Net Sales Three Months Ended June 30,		Percentage Change Comparison
	2007	2006
	U.S. dollars and shares in millions (except percentages		2007	2006	2007-2006
	and per share amounts)%			%	%
Net sales	2,386	2,172	100%	100%	9.9%
Gross profit	1,243	1,202	52.1%	55.3%	3.4%
Income before income taxes	629	650	26.4%	29.9%	(3.2)%
Provision for income taxes	113	108	4.7%	5.0%	4.6%
Effective tax rate	18.0%	16.6%
Net income	515	541	21.6%	24.9%	(4.8)%
Diluted earnings per share	0.63	0.66
Weighted average number of shares	828	834
	Three Months Ended June 30,		Percentage of Net Sales Three Months Ended June 30,		Percentage Change Comparison
	2007	2006
	U.S. dollars and shares in millions (except percentages		2007	2006	2007-2006
	and per share amounts)%			%	%
Net sales	4,466	3,845	100%	100%	16.2%
Gross profit	2,280	1,990	51.1%	51.8%	14.6%
Income before income taxes	1,047	1,005	23.4%	26.1%	4.2%
Provision for income taxes	188	176	4.2%	4.6%	6.8%
Effective tax rate	18.0%	17.5%
Net income	857	827	19.2%	21.5%	3.6%
Diluted earnings per share	1.05	1.03
Weighted average number of shares	827	811

Reconciliation between Reported Net Income (Loss) and Earnings (Loss) per Share to Adjusted Net Income and Earnings per Share

	U.S. Dollars in Millions (except per share amounts)
	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Reported net income (loss)	515	489	857	(520)
Purchase accounting adjustment:
Acquisition of in process R&D				1,248
Inventory step-up		31		95
Impairment and restructuring expenses		28		31
Tax applicable		(12)		(32)
Acquisition of in process R&D in associated company		5		5
Adjusted net income	515	541	857	827
Diluted earnings (loss) per share:
Reported ($)	0.63	0.59	1.05	(0.70)
Adjusted ($)	0.63	0.66	1.05	1.03

Critical Accounting Policies

The preparation of Teva’s consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. To facilitate an understanding of Teva’s business activities, certain accounting policies that are important to the portrayal of its financial condition and results of operations and that require management’s subjective judgments are described in Teva’s Annual Report on Form 20-F for the year ended December 31, 2006. Teva bases its judgments on its experience and various assumptions that it believes to be reasonable under the circumstances. The more important estimates that Teva makes on an ongoing basis include those related to revenue recognition, sales reserves and allowances, income taxes, contingencies, inventories and valuation of intangible assets marketable securities and long-lived assets. Please refer to Note 1 to the consolidated financial statements included in Teva’s Annual Report on Form 20-F for the year ended December 31, 2006 for a summary of Teva’s significant accounting policies.

Recently Adopted Accounting Pronouncement

Effective January 1, 2007, Teva adopted FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FAS 109”, which was issued in July 2006. FIN 48 clarifies the accounting for uncertainty in income taxes, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Teva’s accounting policy, pursuant to the adoption of FIN 48, is to classify interest and penalties recognized in the financial statements relating to uncertain tax positions, under the provision for income taxes.

The adoption resulted in a reclassification of certain tax liabilities from current to non-current with no material cumulative impact on retained earnings. The total amount of unrecognized tax benefits as at the date of adoption of FIN 48, inclusive of interest and penalties, amounted to $286 million, of which $230 million would affect the effective tax rate if recognized. No significant increase or decrease in the unrecognized tax benefit is anticipated through December 31, 2007. As of the date of adoption, the tax years that remain subject to examination by tax authorities in major jurisdictions where Teva operates are mainly between years 2003 and 2006.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued FAS 157, “Fair Value Measurements”. This Standard establishes a framework for measuring fair value and expands related disclosure requirements; however, it does not require any new fair value measurement. As applicable to Teva, this statement will be effective as of the year beginning January 1, 2008. Teva is currently evaluating the impact that the adoption of FAS 157 would have on its consolidated financial statements.

In February 2007, the FASB issued FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This Standard permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. As applicable to Teva, this statement will be effective as of the year beginning January 1, 2008. Teva is currently evaluating the impact that the adoption of FAS 159 would have on its consolidated financial statements.

Impact of Currency Fluctuations

Teva’s results are reported in U.S. dollars and therefore are impacted by currency fluctuations. The main currencies that may affect Teva’s results are changes in exchange rates between the U.S. dollar and the Euro, New Israeli Shekel (NIS), Pound Sterling, Canadian dollar and Hungarian Forint.

Compared to the second quarter of 2006, sales in the second quarter of 2007 increased by approximately $69 million, with no material effect on operating income.

During the second quarter of 2007 compared to the same period in 2006, the Euro appreciated by 7%, the Pound Sterling by 9%, the NIS by 11% and the Hungarian Forint by 15% as compared to the U.S. dollar (on an average exchange rate for the period).

Liquidity and Capital Resources

Cash provided by operating activities during the second quarter of 2007 amounted to $437 million as compared to $499 million in the previous quarter and $212 million in the comparable quarter of 2006.

Inventories on June 30, 2007 remained at practically the same level as of March 31, 2007 of $2.1 billion. Trade receivables (net of SR&A) increased by $279 million. Trade payables remained at the same level as on March 31, 2007. The ratio of days sales in inventory was lower compared to March 2007 (168 compared with 173 days in March). Days sales outstanding (receivables) decreased to 48 in June 2007 from 54 days in March 2007, and payables days decreased to 48 in June 2007 from 53 in March 2007.

Days sales outstanding is calculated on a net basis after netting out “sales reserves and allowances” (“SR&A”) presented in Teva’s consolidated balance sheet in “Accounts payable and accruals” from “Accounts receivable—trade”. Although Teva records receivables on a gross basis, and records substantially all of the SR&A as a liability under “Accounts payable and accruals”, in order to facilitate a more meaningful comparison with some of its peers, which record receivables net of these reserves, Teva has used the net figure for the calculation. SR&A on June 30, 2007 remained practically at the same level as of March 31, 2007 of about $1.6 billion.

Investment in property, plant and equipment in the second quarter of 2007 was $110 million, compared to $156 million in the first quarter of 2007, which included, in addition to investments in the ordinary course of Teva’s business, the purchase of certain properties in North America. Depreciation and amortization amounted to $130 million in the second quarter of 2007, as compared to $137 million in the first quarter of 2007.

Shareholders’ equity reached $12.1 billion on June 30, 2007, an increase of $670 million from March 31, 2007, reflecting mainly net income, positive translation differences, and option exercises, net of dividends paid in the quarter.

Teva’s principal sources of short-term liquidity are its existing cash investments in liquid securities, as well as internally generated funds, which Teva believes are sufficient to meet its operating needs and anticipated capital expenditures over the near term. Teva’s existing cash is generally invested in liquid securities that bear fixed and floating interest rates. Teva continues to review additional opportunities to acquire companies in the pharmaceutical and API industry and to acquire complementary technologies or product rights. To the extent that any such acquisitions involve cash payments, rather than the issuance of shares, they may require Teva to draw upon its existing credit lines or to raise additional funds in the debt or equity markets.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In November 2006, Teva announced a $600 million repurchase program for Teva’s shares and other securities, of which $211 million remain available for further repurchases. Teva did not repurchase any of its shares or other securities during the second quarter of 2007.

Material Changes in Contractual Obligations

During the quarter ended June 30, 2007, there were no material changes outside the ordinary course of Teva’s business in the specified contractual obligations included in the table of contractual obligations in Teva’s Annual Report on Form 20-F for the year ended December 31, 2006.

Risk Factors

There have been no material changes in the risk factors included in Teva’s Annual Report on Form 20-F for the year ended December 31, 2006.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to Item 11, “Quantitative and Qualitative Disclosures About Market Risk,” in Teva’s Annual Report on Form 20-F for the year ended December 31, 2006.

LEGAL PROCEEDINGS

Teva is subject to various litigation and other legal proceedings. For a discussion of these matters, see Note 10, “Contingencies,” in the notes to the condensed consolidated financial statements included in this report.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:	/s/ Dan Suesskind
Name:	Dan Suesskind
Title:	Chief Financial Officer

Date: August 7, 2007